May 9, 2011

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
Attention: Maries Mills-Apenteng            “Sent via Email Mills-ApentengM@sec.gov”

Re:	Beyond Commerce, Inc. PRE SCHEDULE 14C Filed April 22, 2011 File No. 000-52490

Dear Ms. Mills-Apenteng:

Per our discussion on May 2, 2011, you as part of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided Beyond Commerce, Inc.  (the “Company”), with comments to the Company’s  PRE Schedule 14C  Informational Statement filed with the SEC on April 22, 2011. My notes taken during this conversation reflected four (4) items that required additional disclosure.

1.
On the Stockholder Beneficial Owners table found on page 7 you requested that Mr. McNulty’s complete ownership position be shown in the line item All directors and named executive officers as a group (5 persons). This has now been changed to reflect his complete ownership position in addition to the other officers and Directors of 71,779,083 and 28.29%.

2.
The Staff requested that we address the effect of a Possible Anti-Takeover and its effect on the actions the Company is proposing. This disclosure identified as “Insert 2” (draft verbiage found in the Inserts word document) will be place as indicated on page 2 of the Informational Statement. After further discussion with the staff on May 9th, the Company has added disclosure on the Company’s intention of using any of the avenues available to the Company.

3.
The Staff requested that a disclosure of the Company’s intention regarding the available shares be addressed after the variable stock split is implemented. The Company has added ‘Insert 3” (draft verbiage found in the Inserts word document) as indicated on page 4 of the informational statement.

4.
The Staff suggested to the Company that a table be utilized in presenting the complete effect of the increase in the authorized shares along with a mid/max effect of the Reverse Stock Split. The Company has added ‘Insert 4” (draft verbiage found in the Inserts word document) as indicated on page 5 of the informational statement.

Should you have any additional comments please feel free to call me on my cell phone 702.481.1990

Best regards,

/s/ Mark V. Noffke
Mark V. Noffke Chief Financial Officer & Executive Vice President

Corporate Office     |     750 Coronado Center Drive Suite 120     |     Henderson, Nevada 89052
P. 702.952.9549     |     F. 702.463.7007     |     www.beyondcommerce.com